United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TheStreet, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

250 Middlefield Road

Menlo Park, CA 94025

(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103	13D	Page 1 of 13 Pages

1	Names of Reporting Persons TCV VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,211,002
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,211,002
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,211,002
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person PN

CUSIP No. 88368Q103	13D	Page 2 of 13 Pages

1	Names of Reporting Persons TCV Member Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 33,998
	8	Shared Voting Power 0
	9	Sole Dispositive Power 33,998
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,998
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 88368Q103	13D	Page 3 of 13 Pages

1	Names of Reporting Persons Technology Crossover Management VI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,245,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,245,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,245,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person OO

CUSIP No. 88368Q103	13D	Page 4 of 13 Pages

1	Names of Reporting Persons TCV VI Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 152,377
	8	Shared Voting Power 0
	9	Sole Dispositive Power 152,377
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person OO

CUSIP No. 88368Q103	13D	Page 5 of 13 Pages

1	Names of Reporting Persons Jay C. Hoag
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,397,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,397,377

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 6 of 13 Pages

1	Names of Reporting Persons Richard H. Kimball
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,397,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,397,377

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 7 of 13 Pages

1	Names of Reporting Persons John L. Drew
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,397,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,397,377

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 8 of 13 Pages

1	Names of Reporting Persons Jon Q. Reynolds, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,397,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,397,377

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 9 of 13 Pages

1	Names of Reporting Persons Robert W. Trudeau
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,397,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,397,377

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,397,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 10 of 13 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 27, 2007, as amended to date (the “Schedule 13D”), by TCV VI, L.P. (“TCV VI”), TCV Member Fund, L.P. (“Member Fund”, and together with TCV VI, the “TCV VI Funds”), Technology Crossover Management VI, L.L.C. (“Management VI”), TCV VI Management, L.L.C. (“TCV VI Management”), Jay C. Hoag (“Mr. Hoag”), Richard H. Kimball (“Mr. Kimball”), John L. Drew (“Mr. Drew”), Jon Q. Reynolds, Jr. (“Mr. Reynolds”), and Robert W. Trudeau (“Mr. Trudeau”) (together, the “Reporting Persons”), relating to the Common Stock (the “Common Stock”) of TheStreet, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 49,601,655 shares of Common Stock outstanding as of August 7, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
TCV VI. L.P.	4,211,002	8.5%	4,211,002	0	4,211,002	0
TCV Member Fund, L.P.	33,998	0.1%	33,998	0	33,998	0
Technology Crossover Management VI, L.L.C.	4,245,000	8.6%	0	4,245,000	0	4,245,000
TCV VI Management, L.L.C.	152,377	0.3%	152,377	0	152,377	0
Jay C. Hoag	4,397,377	8.9%	0	4,397,377	0	4,397,377
Richard H. Kimball	4,397,377	8.9%	0	4,397,377	0	4,397,377
John L. Drew	4,397,377	8.9%	0	4,397,377	0	4,397,377
Jon Q. Reynolds, Jr.	4,397,377	8.9%	0	4,397,377	0	4,397,377
Robert W. Trudeau	4,397,377	8.9%	0	4,397,377	0	4,397,377

TCV VI is the record holder of 4,211,002 shares of Common Stock, Member Fund is the record holder of 33,998 shares of Common Stock, and TCV VI Management is the record holder of 152,377 shares of Common Stock.

CUSIP No. 88368Q103	13D	Page 11 of 13 Pages

Management VI, as the general partner of TCV VI and a general partner of the Member Fund, may be deemed to share beneficial ownership of the shares held by the TCV VI Funds. Management VI disclaims any such beneficial ownership.

The Management VI Members are Class A Members of Management VI and, in such capacity, each may be deemed to share beneficial ownership of the shares of Common Stock held by the TCV VI Funds. Additionally, each of the Management VI Members are Members of TCV VI Management and, in such capacity, each may be deemed to share beneficial ownership of the shares of Common Stock held by TCV VI Management. Each of the Management VI Members disclaims any such beneficial ownership.

(c)	Item 5(c) of the Schedule 13D is amended and supplemented by inserting the following information:

On October 18, 2018, TCV VI and Member Fund disposed of 1,740,944 and 14,056 shares of Common Stock, respectively, in a broker transaction at a price of $2.0001 per share.

Except for the transactions disclosed in this Item 5(c), during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer.

(d)	None.

(e)	Not applicable.

CUSIP No. 88368Q103	13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 23, 2018

TCV VI, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TCV VI MANAGEMENT, L.L.C.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

CUSIP No. 88368Q103	13D	Page 13 of 13 Pages

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory